SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                (Translation of Registrants' Names Into English)

                                Rudeboksvagen 1,
                                      Lund,
                                     Sweden

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F X  Form 40-F
                                    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): -----.

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): -----.

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes    No X
                                    ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Enclosure: - Interim report April 1 - June 30, 2004 of Alfa Laval Special
             Finance AB.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                          Alfa Laval Special Finance AB


Date:  August 16, 2004                    By:  /s/ Thomas Thuresson
                                             --------------------
                                             Thomas Thuresson
                                             Chief Financial Officer

                                                        [ALFA LAVAL LOGO]

Alfa Laval Special Finance AB
Interim report April 1 - June 30, 2004


"The second quarter 2004 was another strong quarter for Alfa Laval.

The order intake increased by more than 20 percent, excluding exchange rate variations, compared to the same period 2003. All customer segments and geographical areas showed an increase.

Net sales increased by more than 15 percent, excluding exchange rate variations, compared to the same period 2003.

The EBITA margin has been affected by a lower gross margin in the quarter. This is mainly due to a combination of FX variations, larger portion of capital sales, competitive pricing on certain larger projects and an increased assertiveness by our sales force. We have taken measures with the aim to raise the gross margin to the previous higher level.

We believe that we have improved our competitive position and increased our market shares. We maintain our positive outlook for the year with an even more positive view on the order intake."

               Sigge Haraldsson, President and CEO, Alfa Laval Special Finance

Summary of the second quarter 2004:

    - Order intake increased to SEK 4,174 (3,554) million, meaning an increase by 20.4 percent excluding exchange rate variations.

    - Net sales increased to SEK 3,798 (3,402) million, meaning an increase by 15.4 percent excluding exchange rate variations.

    - Adjusted EBITA increased to SEK 419 (414) million, including adverse foreign exchange effects of SEK 75 million.

    -    Adjusted EBITA-margin was 11.0 percent (12.2).

    -    Result after financial items increased to SEK 257 (213) million.

    -    Cash flow from operating activities was SEK 363 (267) million.

Summary of the first six months 2004:

    - Order intake, excluding exchange rate variations, increased by 21.4 percent to SEK 8,103 (6,932) million.

    - Net sales, excluding exchange rate variations, increased by 13.8 percent to SEK 6,982 (6,397) million.

    - Adjusted EBITA increased to SEK 805 (735) million, including adverse foreign exchange effects of SEK 143 million.

    -    Adjusted EBITA-margin was 11.5 percent (11.5).

    -    Result after financial items increased to SEK 469 (354) million.

    -    Result after tax was SEK 263 (231) million.

    -    Earnings per share were SEK 32 (28).

    -    Cash flow from operating activities was SEK 686 (483) million.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                      Page 2(15)

Outlook 2004

The continued recovery in the market that Alfa Laval predicted in the Year End Report in February 2004 has been fulfilled during the first six months. Based on the outcome for the first half of 2004 we believe in a very strong increase in orders received during the full year 2004.

We assess that the EBITA-margin, excluding currency effects, will be improved.

Earlier published outlook (April 27, 2004):
Markets recovered during the second half of 2003 within most of the customer segments in which Alfa Laval is active. It is our opinion that the recovery will continue during 2004. Assuming that the recovery will not be affected by unforeseen events in the world, we believe in a strong increase in orders received during 2004.

We assess that the EBITA-margin, excluding currency effects, will be improved.


The interim report has been issued on August 16, 2004 by the Board of Directors.

The interim report has not been subject to review by the company's auditors.


---------------------------------------------------------------------------------------------------------
SEK millions, unless            Apr 1 -   Apr 1 -   Jan 1 -   Jan 1 -
otherwise stated                June 30   June 30   June 30   June 30
                                  2004      2003      2004      2003     2003      2002      2001
---------------------------------------------------------------------------------------------------------
Order intake                     4,174     3,554     8,103     6,932    14,145    14,675    15,894
---------------------------------------------------------------------------------------------------------
Net sales                        3,798     3,402     6,982     6,397    13,909    14,595    15,830
---------------------------------------------------------------------------------------------------------
Adjusted EBITDA 1)                 483       486       937       882     1,925     2,091     2,141
---------------------------------------------------------------------------------------------------------
Adjusted EBITA 2)                  419       414       805       735     1,632     1,760     1,740
---------------------------------------------------------------------------------------------------------
Adjusted EBITA - margin 2)        11.0%     12.2%     11.5%     11.5%     11.7%     12.1%     11.0%
---------------------------------------------------------------------------------------------------------
Result after financial items       257       213       469       354       817       460       373
---------------------------------------------------------------------------------------------------------
Return on capital employed 3)                         23.6%     21.2%     22.2%     20.3%     18.5%
---------------------------------------------------------------------------------------------------------
Return on equity capital 3)                           14.9%     15.4%     14.6%      4.7%     10.1%
---------------------------------------------------------------------------------------------------------
Solidity                                              31.8%     28.8%     30.0%     28.6%     20.6%
---------------------------------------------------------------------------------------------------------
Debt ratio, times                                     0.56      0.74      0.55      0.79      1.57
---------------------------------------------------------------------------------------------------------
Cash flow from operations          363       267       686       483     1,489     2,047     1,976
---------------------------------------------------------------------------------------------------------
Investments                         72        61       116        90       259       277       275
---------------------------------------------------------------------------------------------------------
No. of employees (units) 4)                          9,357     9,150     9,358     9,125     9,259
---------------------------------------------------------------------------------------------------------

1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."

2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.

3) Calculated on a 12 months' revolving basis. The new issue of shares in June 2002 has changed the basis for the calculation of return on equity capital, which has affected the comparison figure.

4)   Number of employees at the end of the period.



--------------------------------------------------------------------------------------------------------------
Alfa Laval Special Finance AB      Visiting address:              For more information, please contact:
PO Box 73                          Rudeboksvagen 1                Mikael Sjoblom, Investor Relations Manager
SE-221 00 Lund                     Phone: + 46 46 36 65 00        Phone: +46 46 36 74 82,
Sweden                             Website: www.alfalaval.com     Mobile: +46 709 78 74 82,
Corporate registration                                            E-mail: mikael.sjoblom@alfalaval.com
number: 556587-8062

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                      Page 3(15)


Management's discussion and analysis




Orders received

Orders received amounted to SEK 4,174.3 (3,554.1) million for the second quarter. Excluding exchange rate variations, the order intake for the Group was
20.4 percent higher than the second quarter last year.

Orders received amounted to SEK 8,103.3 (6,931.8) million for the first six months. Excluding exchange rate variations, the order intake for the Group was
21.4 percent higher than the same period last year.

Orders received from the after market "Parts & Service" has continued to develop positively and increased by 2.4 percent compared to the corresponding period last year excluding exchange rate variations. Its relative share of the Group's total orders received decreased to 24.1 (27.4) percent due to the large increase in capital sales.

Order backlog

The order backlog at June 30, 2004 was 5,221.5 (4,380.1) million. Excluding exchange rate variations, the order backlog was 24.1 percent higher than the order backlog at June 30, 2003 and 26.7 percent higher than the order backlog at the end of 2003.

Net sales

Net sales amounted to SEK 3,798.3 (3,402.0) million for the second quarter. Excluding exchange rate variations, the invoicing was 15.4 percent higher than the second quarter last year.

Net sales of the Alfa Laval Special Finance Group amounted to SEK 6,982.2 (6,396.7) million for the first six months. Excluding exchange rate variations, the invoicing was 13.8 percent higher than the period January to June last year.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                      Page 4(15)


Comments on the Income Statement

As a basis for comments on the various main items of the income statement, please find below a comparison between April - June and January - June for 2004 and 2003 and January - December for 2003 and 2002:

Income statement analysis

                                  Apr 1 -      Apr 1 -      Jan 1 -      Jan 1 -      Jan 1 -      Jan 1 -
                                  June 30      June 30      June 30      June 30      Dec 31       Dec 31
SEK millions                        2004         2003         2004         2003        2003         2002
----------------------------------------------------------------------------------------------------------
Net sales                         3,798.3      3,402.0      6,982.2      6,396.7     13,909.3     14,594.9

Adjusted gross profit             1,357.9      1,334.5      2,601.1      2,531.9      5,235.8      5,651.7
- in % of net sales                  35.8         39.2         37.3         39.6         37.6         38.7

Expenses *                         -875.3       -848.3     -1,664.3     -1,649.7     -3,310.6     -3,560.7
- in % of net sales                  23.0         24.9         23.8         25.8         23.8         24.4

Adjusted EBITDA                     482.6        486.2        936.8        882.2      1,925.2      2,091.0
- in % of net sales                  12.7         14.3         13.4         13.8         13.8         14.3

Depreciation                        -63.6        -72.2       -132.1       -146.9       -293.1       -331.3

Adjusted EBITA                      419.0        414.0        804.7        735.3      1,632.1      1,759.7
- in % of net sales                  11.0         12.2         11.5         11.5         11.7         12.1

Amortisation of goodwill **        -121.1       -121.8       -244.9       -245.5       -494.1       -506.7

Comparison distortion items             -            -        -13.5          3.6          5.6        -29.2
                                --------------------------------------------------------------------------
EBIT                                297.9        292.2        546.3        493.4      1,143.6      1,223.8
----------------------------------------------------------------------------------------------------------

*   Excluding comparison distortion items
**  Including amortisation of step-up values

The first six months generated a gross profit of SEK 2,451.9 (2,379.2) million. Excluding the amortisation of SEK 149.2 (152.7) million on step up values, the adjusted gross profit is SEK 2,601.1 (2,531.9) million. This corresponds to 37.3 (39.6) percent of net sales.

Sales and administration expenses amounted to SEK 1,538.3 (1,548.0) million. Excluding exchange rate variations and the acquisition of bioKinetics, sales and administration expenses were at the same level as the corresponding period last year.

The costs for research and development has amounted to SEK 198.0 (188.0) million, corresponding to 2.8 (2.9) percent of net sales.

Adjusted EBITDA amounted to SEK 936.8 (882.2) million for the first six months. The adjusted EBITA amounted to SEK 804.7 (735.3) million. The adjusted EBITA margin was 11.5 (11.5) percent.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                      Page 5(15)


The result has been affected by comparison distortion items of SEK -13.5 (3.6) million. These are reported gross as a part of other operating income and other operating costs, see summary on page 12. The divestment of the Tri-Lad operations in Canada has generated a loss of SEK -15.0 million and the sale of a minor property in Brazil has resulted in a realised gain of SEK 1.5 million. On February 26, 2003 the property in Newmarket, Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million.

Divisional reporting

Equipment division

The Equipment division consists of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM (Original Equipment Manufacturers), Sanitary Equipment and the aftermarket segment Parts & Service.

                           Apr 1 -      Apr 1 -      Jan 1 -       Jan 1 -      Jan 1-      Jan 1-
                           June 30      June 30      June 30       June 30      Dec 31      Dec 31
SEK millions                2004         2003          2004         2003         2003        2002
-------------------------------------------------------------------------------------------------------
Orders received            2,435.0      2,049.6       4,528.8      4,014.5     8,069.9      8,092.6
Order backlog *                                       2,069.9      1,663.1     1,598.9      1,564.5
Net sales                  2,117.4      1,940.4       3,981.2      3,769.9     7,841.8      8,129.6
Operating income             264.9        231.9         515.6        475.6     1,010.9      1,098.8
-------------------------------------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 16.7 percent and net sales increased by 9.7 percent during the first six months 2004 compared to the corresponding period last year.

Almost without exception orders received have developed well in all the various applications and channels served by the Equipment division. The most significant growth is found within the "Marine & Diesel" and "OEM" segments. Parts & Service has continued to grow also in the first six months of 2004.

Operating income (all comments are after adjustment for exchange rate fluctuations)

The increase in operating income during the first six months 2004 compared to the corresponding period 2003 is mainly due to higher gross margin, partly offset by a negative translation impact from exchange rates.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                      Page 6(15)


Process Technology division

The Process Technology division consists of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

                          Apr 1 -      Apr 1 -      Jan 1 -       Jan 1 -      Jan 1-      Jan 1-
                          June 30      June 30      June 30       June 30      Dec 31      Dec 31
SEK millions                2004         2003          2004         2003         2003        2002
-------------------------------------------------------------------------------------------------------
Orders received           1,724.2      1,483.1       3,529.3      2,879.0     5,990.6      6,488.1
Order backlog *                                      3,095.4      2,703.6     2,398.0      2,752.6
Net sales                 1,677.4      1,441.1       2,991.4      2,584.6     5,993.6      6,377.1
Operating income            110.1         95.4         177.2        128.9       351.5        537.5
-------------------------------------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 27.9 percent and net sales increased by 21.2 percent during the first six months 2004 compared to the corresponding period last year. Excluding the acquisition of bioKinetics, the corresponding figures are 24.3 percent and 15.2 percent.

All segments in the Process Technology division have reported a substantial increase in orders received compared to the first six months 2003. The increase affects almost all the applications the division is working within. The growth has been largest within the "Energy & Environment" and "Process Industry" segments. Parts & Service shows a continued positive development.

Operating income (all comments are after adjustment for exchange rate fluctuations)

The increase in operating income during the first six months 2004 compared to the corresponding period 2003 is foremost due to higher gross margin, partly offset by a negative translation impact from exchange rates.

Operations division and Other

Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.

                           Apr 1 -      Apr 1 -      Jan 1 -       Jan 1 -      Jan 1-      Jan 1-
                           June 30      June 30      June 30       June 30      Dec 31      Dec 31
SEK millions                2004         2003          2004         2003         2003        2002
-------------------------------------------------------------------------------------------------------
Orders received             15.1         21.4          45.2         38.3        84.8         94.1
Order backlog *                                        56.2         13.4        24.2         23.0
Net sales                    3.5         20.5           9.6         42.2        73.9         88.2
Operating income           -77.1        -35.1        -133.0       -114.7      -224.4       -383.3
-------------------------------------------------------------------------------------------------------

* At the end of the period.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                      Page 7(15)


Reporting by geographical markets

The Group's secondary segments are geographical markets. All comments are after considering exchange rate variations.

Orders received

Orders received increased in all regions during the first six months 2004 compared to the corresponding period last year. The increase was largest in Asia, the Nordic countries, Western Europe and North America.

Presentation of geographical markets
-------------------------------------------------------------------------------------------------------------------
Order received
                            Jan 1 -              Jan 1 -                Jan 1 -               Jan 1 -
                            June 30              June 30                Dec 31                 Dec 31
                             2004                 2003                   2003                   2002
                              SEK                  SEK                    SEK                   SEK
Consolidated              in millions    %     in millions     %      in millions     %     in millions      %
-------------------------------------------------------------------------------------------------------------------
Customers in
  Sweden                     470.6      5.8%       443.3      6.4%        887.3      6.3%       842.2       5.7%
  Other EU                 3,101.2     38.3%     2,582.7     37.3%      5,143.3     36.4%     5,374.3      36.6%
  Other Europe               638.5      7.9%       613.4      8.8%      1,234.5      8.7%     1,167.8       8.0%
  USA                      1,126.7     13.9%     1,078.1     15.6%      2,095.3     14.8%     2,478.6      16.9%
  Other North America        180.2      2.2%       141.6      2.0%        326.7      2.3%       331.2       2.3%
  Latin America              271.5      3.4%       245.9      3.5%        560.8      4.0%       667.6       4.5%
  Africa                      74.3      0.9%        55.0      0.8%        177.7      1.2%       132.7       0.9%
  Asia                     2,093.4     25.8%     1,646.8     23.8%      3,463.2     24.5%     3,342.6      22.8%
  Oceania                    146.9      1.8%       125.0      1.8%        256.5      1.8%       337.8       2.3%
                        ------------------------------------------------------------------------------------------
Total                      8,103.3    100.0%     6,931.8    100.0%     14,145.3    100.0%    14,674.8     100.0%
------------------------------------------------------------------------------------------------------------------

Net sales

The invoicing increased in all regions except Africa during the first six months 2004 compared to the corresponding period last year. The most substantial increases are found in Central and Eastern Europe, North America and Asia.

Presentation of geographical markets

-------------------------------------------------------------------------------------------------------------------
Net sales
                            Jan 1 -              Jan 1 -                Jan 1 -               Jan 1 -
                            June 30              June 30                Dec 31                 Dec 31
                             2004                 2003                   2003                   2002
                              SEK                  SEK                    SEK                   SEK
Consolidated              in millions    %     in millions     %      in millions     %     in millions      %
-------------------------------------------------------------------------------------------------------------------
Customers in
  Sweden                      431.6     6.2%       414.5      6.5%        893.2      6.4%       835.1       5.7%
  Other EU                  2,659.9    38.2%     2,467.0     38.6%      5,186.4     37.3%     5,343.4      36.7%
  Other Europe                574.9     8.2%       466.0      7.3%      1,118.7      8.0%     1,116.2       7.6%
  USA                       1,098.0    15.7%       983.3     15.4%      2,159.0     15.5%     2,638.7      18.1%
  Other North America         133.5     1.9%       160.8      2.5%        315.0      2.3%       423.5       2.9%
  Latin America               254.1     3.6%       256.2      4.0%        553.6      4.0%       626.7       4.3%
  Africa                       74.4     1.1%        65.7      1.0%        182.7      1.3%        69.6       0.5%
  Asia                      1,602.4    22.9%     1,460.3     22.8%      3,242.6     23.3%     3,287.9      22.5%
  Oceania                     153.4     2.2%       122.9      1.9%        258.1      1.9%       253.8       1.7%
                       --------------------------------------------------------------------------------------------
Total                       6,982.2   100.0%     6,396.7    100.0%     13,909.3    100.0%    14,594.9     100.0%
-------------------------------------------------------------------------------------------------------------------

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                      Page 8(15)


The values for the "Other EU" and "Other Europe" regions have been adjusted for all periods in order to reflect the extension of the European Union on May 1, 2004 with 10 new membership countries: Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovak Republic and Slovenia.

Consolidated financial result and net income

The financial net has amounted to SEK -92.5 (-144.6) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -22.7 (-75.9) million, interest on the bond loan of SEK -65.0 (-69.5) million and a net of dividends and other interest income and interest costs of SEK -4.8 (-0.8) million. The decrease in interests to the banking syndicate between 2004 and 2003 is mainly due the cancellation of the previous interest rate swaps that were requested by the first banking syndicate.

The net of realised and unrealised exchange rate differences amounts to SEK 15.6 (5.6) million.

The result after financial items increased to SEK 469.4 (354.4) million.

Income taxes were SEK -183.8 (-104.3) million. The difference between the first six months of 2004 and 2003 is primarily due to utilisation of loss carry forwards during 2003.

The parent company's result after financial items was SEK 508.2 (5.1) million, out of which net interests were SEK 8.4 (5.3) million, dividend from subsidiary SEK 500.0 (-) million and other administration costs the remaining SEK -0.2 (-0.2) million.

Asbestos-related lawsuits in the United States

Alfa Laval's subsidiary in the US, Alfa Laval Inc, was as of June 30, 2004 named as co-defendant in a total of 143 asbestos-related lawsuits with a total of approximately 21,200 plaintiffs. The lawsuits filed in Mississippi account for approximately 99 percent of all plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

After thorough investigations Alfa Laval continues to believe that potential claims in connection with asbestos related lawsuits against Alfa Laval Inc will be covered by insurance policies. Furthermore, primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of its defence costs.

During the second quarter 2004 Alfa Laval Inc has been named as co-defendant in an additional 22 lawsuits with a total of approximately 1,300 plaintiffs. During the second quarter 10 lawsuits involving approximately 60 plaintiffs have been resolved. This gives a grand total of 88 lawsuits that have been resolved. Alfa Laval has furthermore been dismissed from the proceedings in respect of approximately 20 plaintiffs in ongoing multiple plaintiffs lawsuits.

Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                      Page 9(15)


Cash flow

Cash flow from operating and investing activities was SEK 644.9 (430.3) million during the first six months, out of which divestments generated cash of SEK 36.5 (26.0) million.

Working capital increased by SEK 128.0 (253.0) million during the first six months.

Investments in property, plant and equipment amounted to SEK 116.2 (89.6) million during the first six months. Depreciations, excluding allocated step up values, amounted to SEK 132.1 (146.9) million during the period.

Cash and bank

The Group's cash and bank amounted to SEK 524.2 (485.0) million. The item cash and bank in the balance sheet and in the cash flow statement is mainly relating to bank deposits. Cash and bank includes a bank deposit in the publicly listed subsidiary Alfa Laval (India) Ltd of SEK 21.3 (36.3) million. The company is not a wholly owned subsidiary of the Alfa Laval Special Finance Group. It is owned to 64.1 percent.

Borrowings and net debt

Debt table
---------------------------------------------------------------------------------------------------------
Consolidated
                                              June 30        June 30       December 31     December 31
SEK millions                                    2004           2003            2003           2002
---------------------------------------------------------------------------------------------------------
Credit institutions                           2,281.0        2,797.2         2,530.7        3,360.2
Bond loan                                     1,072.2        1,102.0         1,064.8        1,127.6

Capitalised financial leases                     10.0           19.0            13.6           24.7
Interest-bearing pension liabilities              5.2            6.1             5.2            6.1
                                     --------------------------------------------------------------------

Total debt                                    3,368.4        3,924.3         3,614.3        4,518.7

Cash, bank and current deposits                 751.3          790.0         1,213.2        1,020.2
                                     --------------------------------------------------------------------

Net debt                                      2,617.1        3,134.3         2,401.1        3,498.5
---------------------------------------------------------------------------------------------------------

On April 15, 2004 Alfa Laval has signed a new senior credit facility with a banking syndicate. The former facility was transferred to a multi currency revolving credit facility. The new facility is USD 325 million and EUR 150 million, corresponding to SEK 3,818.6 million. At June 30, 2004, SEK 2,118.4 million were utilised of the facility. The new facility provides increased flexibility, improved terms and extended security of funding. The maturity of this facility is five years.

During the first six months Alfa Laval has re-purchased bonds at the prevailing market rate for a face value of SEK - (27.3) million. The difference between the higher market value and the face value was SEK - (5.0) million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group's current cost for other external financing.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                     Page 10(15)


Ownership and legal structure

Alfa Laval Special Finance AB is the parent company of the Alfa Laval Special Finance Group. Alfa Laval Special Finance AB's parent company Alfa Laval AB
(publ) is listed on the Stockholm Stock Exchange. Alfa Laval AB (publ) had 9,426 (5,631) shareholders on June 30, 2004. The two largest owners are Tetra Laval and Industri Kapital, where 17.7 (17.7) percent are owned by Tetra Laval B.V., the Netherlands and 8.5 (26.9) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom. At the beginning of May 2004 Industri Kapital decreased the holding in Alfa Laval from 17.9 percent to
8.5 percent.

Acquisitions and disposals

Alfa Laval made public in December 2003 that the company had decided to initiate new negotiations with the former owner of bioKinetics Inc. This decision was based on the fact that Alfa Laval suspected irregularities in the accounting of certain customer projects in the acquired US company. The parties were originally unable to resolve the matter, leading Alfa Laval to file a lawsuit against the former owner Kinetics Group Inc and certain individuals. On July 2, 2004 Alfa Laval announced that a settlement agreement had been reached between the parties. The terms of the agreement are confidential.

On December 5, 2003 an asset purchase agreement was signed between the subsidiary Tri-Lad Inc in Canada and local management of the company whereby all non-financial assets were sold to local management. The closing date was January 30, 2004. Tri-Lad Inc is selling equipment to the oil & gas industry and was a non-core activity within Alfa Laval. It has been up for sale since several years. The Tri-Lad property was sold effective on May 12, 2004. The divestment of the Tri-Lad operations has generated a loss of SEK -15.0 million.

Accounting principles

The same accounting principles and accounting estimates have been applied in the second quarter interim report 2004 as for the annual report for 2003, except that comparison distortion items now are reported included in each line in the income statement and specified in a note.

Date for the next financial report

The interim report for the third quarter 2004 will be published on October 21, 2004.

Events after the balance sheet date

On July 2, 2004, Alfa Laval announced that a settlement agreement had been reached in the dispute with the former owner of bioKinetics, see the section on acquisitions above.

On July 7, 2004, the property in Madrid was divested for SEK 265,1 million with an estimated realised gain in connection with the sale of approximately SEK 70 million.

Alfa Laval will arrange a Capital Market Day in Copenhagen on September 7, 2004.

As already announced, Alfa Laval's CEO and President Sigge Haraldsson will retire during the autumn. He will leave his duties on October 1 and the new CEO and President Lars Renstrom will take up his duties as of this date.

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                     Page 11(15)


CONSOLIDATED CASH-FLOW STATEMENTS

                                                          Jan 1 -       Jan 1 -       Jan 1 -       Jan 1 -
                                                          June 30       June 30       Dec 31         Dec 31
Amounts in SEK millions                                     2004          2003         2003           2002
------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating income                                           546.3         493.4        1,143.6       1,223.8
Adjustment for depreciation                                377.0         392.4          787.2         838.0
Adjustment for other non-cash items                          9.5           1.0           22.1          35.0
                                                   ---------------------------------------------------------
                                                           932.8         886.8        1,952.9       2,096.8

Taxes paid                                                -118.4        -151.1         -268.6        -396.2

Cash flow from operations before
changes in working capital                                 814.4         735.7        1,684.3       1,700.6

Changes in working capital:
      (Increase)/decrease of current receivables           -94.8         181.6          -25.7         340.0
      (Increase)/decrease of inventories                  -468.8        -374.1          -17.2         140.4
      Increase/(decrease) of liabilities                   435.6         -60.5         -152.9        -134.2
                                                   ---------------------------------------------------------
                                                          -128.0        -253.0         -195.8         346.2

                                                   ---------------------------------------------------------
Cash flow from operating activities                        686.4         482.7        1,488.5       2,046.8
                                                   =========================================================

Cash flow from investing activities
Investments in fixed assets                               -116.2         -89.6         -258.5        -276.7
Divestment of fixed assets                                  26.5          26.0           40.1         120.7
Additional purchase price                                   -8.2             -              -        -367.5
Acquisition of businesses                                      -         -45.0         -289.5        -135.7
Reduction of purchase price                                 61.2             -              -          81.6
Divestment of businesses                                    10.0             -              -             -
Provisions                                                 -14.8          56.2           50.5          29.8
                                                   ---------------------------------------------------------
Cash flow from investing activities                        -41.5         -52.4         -457.4        -547.8
                                                   =========================================================

Cash flow from financing activities
Financial net, paid                                        -70.4        -149.1         -237.1        -590.1
New issue of shares                                            -             -              -         819.0
Paid group contribution                                   -613.4         -53.4          -53.4             -
(Increase)/decrease of other financial assets              452.6         103.2         -256.9         -84.2
Capitalised financing costs, acquisition loans              -6.8             -              -         -39.7
Increase/(decrease) of liabilities to credit
institutions                                              -458.0        -411.8         -454.8      -1,548.2
                                                   ---------------------------------------------------------
Cash flow from financing activities                       -696.0        -511.1       -1,002.2      -1,443.2
                                                   =========================================================

Net increase (decrease) in cash and bank                   -51.1         -80.8           28.9          55.7

Cash and bank at the beginning of the year                 554.6         605.9          605.9         666.4
Translation difference in cash and bank                     20.7         -40.1          -80.2        -116.2

Cash and bank at the end of the period                     524.2         485.0          554.6         605.9
                                                   ---------------------------------------------------------

Cash flow per share (SEK)                                  -6.24         -9.86           3.50         10.70

Average number of shares*                              8,191,000     8,191,000      8,191,000     5,229,137

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                     Page 12(15)


CONSOLIDATED INCOME STATEMENT

                                             Apr 1 -       Apr 1 -       Jan 1 -       Jan 1 -       Jan 1 -       Jan 1 -
                                             June 30       June 30       June 30       June 30       Dec 31        Dec 31
Amounts in SEK millions                       2004          2003          2004          2003          2003          2002
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                    3,798.3       3,402.0       6,982.2       6,396.7      13,909.3      14,594.9
Cost of goods sold                          -2,514.9      -2,143.1      -4,530.3      -4,017.5      -8,976.3      -9,262.2
                                         ------------------------------------------------------------------------------------
Gross profit                                 1,283.4       1,258.9       2,451.9       2,379.2       4,933.0       5,332.7
-----------------------------------------------------------------------------------------------------------------------------
Sales costs                                   -575.3        -561.8      -1,113.0      -1,099.0      -2,245.8      -2,115.1
Administration costs                          -242.3        -223.3        -425.3        -449.0        -865.8      -1,026.8
Research and development costs                -105.6         -92.3        -198.0        -188.0        -368.1        -355.2
Other operating income *                        55.1          75.9         127.4         135.1         248.0         282.7
Other operating costs *                        -70.8        -119.0        -201.0        -192.1        -366.4        -706.8
Amortisation of goodwill                       -46.6         -46.2         -95.7         -92.8        -191.3        -187.7
                                         -----------------------------------------------------------------------------------
Operating income                               297.9         292.2         546.3         493.4       1,143.6       1,223.8
----------------------------------------------------------------------------------------------------------------------------
Dividends                                        0.8           1.1           1.4           6.2           6.9           7.8
Interest income                                 20.3          39.4          94.7         113.8         267.5         322.7
Interest expense *                             -62.0        -119.4        -173.0        -259.0        -601.3      -1,094.2
                                         ----------------------------------------------------------------------------------
Result after financial items                   257.0         213.3         469.4         354.4         816.7         460.1
---------------------------------------------------------------------------------------------------------------------------
Minority share in subsidiaries' income          -8.6          -9.1         -22.3         -18.8         -41.6         -33.7
Taxes                                          -96.4         -50.3        -183.8        -104.3        -134.5        -218.2
                                         ----------------------------------------------------------------------------------
Net income for the year                        152.0         153.9         263.3         231.3         640.6         208.2
---------------------------------------------------------------------------------------------------------------------------

Earnings per share (SEK)                       18.56         18.79         32.15         28.24         78.21         39.82

Average number of shares **                8,191,000     8,191,000     8,191,000     8,191,000     8,191,000     5,229,137

* The line has been affected by comparison distortion items, see separate specification below.
** The average number of shares has been changed through split and new issue of shares.

Comparison distortion items

                                           Apr 1 -       Apr 1 -       Jan 1 -       Jan 1 -       Jan 1 -        Jan 1 -
                                           June 30       June 30       June 30       June 30        Dec 31        Dec 31
Amounts in SEK millions                      2004          2003          2004          2003          2003          2002
------------------------------------------------------------------------------------------------------------------------------
Operational
Other operating income                       55.1          75.9         125.9         131.5         242.4          268.7
Comparison distortion income                    -             -           1.5           3.6           5.6           14.0
                                  --------------------------------------------------------------------------------------
Total other operating income                 55.1          75.9         127.4         135.1         248.0          282.7

Other operating costs                       -70.8        -119.0        -186.0        -192.1        -366.4         -663.6
Comparison distortion costs                     -             -         -15.0             -             -          -43.2
                                  --------------------------------------------------------------------------------------
Total other operating costs                 -70.8        -119.0        -201.0        -192.1        -366.4         -706.8

Financial

Interest expense                            -62.0        -119.4        -173.0        -259.0        -601.3         -803.5
Comparison distortion costs                     -             -             -             -             -         -290.7
                                  --------------------------------------------------------------------------------------
Total interest expense                      -62.0        -119.4        -173.0        -259.0        -601.3       -1,094.2

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                     Page 13(15)


In order to illustrate the quarterly development, the income statement analysis is shown also for the last ten quarters:

Income statement analysis

                                       2004                        2003                                   2002
SEK millions                        Q2       Q1        Q4        Q3       Q2        Q1        Q4       Q3        Q2       Q1
--------------------------------------------------------------------------------------------------------------------------------
Net sales                         3,798.3  3,183.9   4,086.3   3,426.3  3,402.0   2,994.7   4,175.1  3,503.7   3,654.2  3,261.9

Adjusted gross profit             1,357.9  1,243.2   1,385.0   1,318.9  1,334.5   1,197.4   1,539.1  1,394.7   1,426.4  1,291.5
- in % of net sales                  35.8     39.0      33.9      38.5     39.2      40.0      36.9     39.8      39.0     39.6

Expenses *                         -875.3   -789.0    -843.5    -817.4   -848.3    -801.4    -920.5   -902.6    -896.7   -840.9
- in % of net sales                  23.0     24.8      20.6      23.9     24.9      26.8      22.1     25.8      24.6     25.8

Adjusted EBITDA                     482.6    454.2     541.5     501.5    486.2     396.0     618.6    492.1     529.7    450.6
- in % of net sales                  12.7     14.3      13.3      14.6     14.3      13.2      14.8     14.0      14.5     13.8

Depreciation                        -63.6    -68.5     -75.5     -70.7    -72.2     -74.7     -81.8    -78.6     -83.1    -87.8

Adjusted EBITA                      419.0    385.7     466.0     430.8    414.0     321.3     536.8    413.5     446.6    362.8
- in % of net sales                  11.0     12.1      11.4      12.6     12.2      10.7      12.8     11.8      12.2     11.1

Amortisation of goodwill **        -121.1   -123.8    -124.5    -124.1   -121.8    -123.7    -125.9   -128.7    -125.7   -126.4

Comparison distortion items           0.0    -13.5       2.0       0.0      0.0       3.6      -0.7     15.9       0.5    -44.9
                                 -----------------------------------------------------------------------------------------------

EBIT                                297.9    248.4     343.5     306.7    292.2     201.2     410.2    300.7     321.4    191.5
--------------------------------------------------------------------------------------------------------------------------------

*   Excluding comparison distortion items
**  Including amortisation of step-up values

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                     Page 14(15)


CONSOLIDATED BALANCE SHEET

                                                        June 30       June 30       Dec 31        Dec 31
Amounts in SEK millions                                   2004          2003         2003          2002
----------------------------------------------------------------------------------------------------------
ASSETS

Non-current assets:
   Intangible assets                                    4,045.8       4,382.7      4,200.0       4,703.3

   Property, plant and equipment                        2,705.2       2,899.5      2,756.5       3,082.7

   Financial assets                                       724.2         677.5        666.2         751.9

Current assets
   Inventories                                          2,727.3       2,637.9      2,217.8       2,279.0

   Accounts receivable                                  2,816.2       2,469.8      2,463.3       2,504.0

   Other receivables                                      945.6       1,001.6      1,167.6       1,085.5

   Other current deposits                                 227.1         305.0        658.6         414.3

   Cash and bank                                          524.2         485.0        554.6         605.9

TOTAL ASSETS                                           14,715.6      14,859.0     14,684.6      15,426.6
---------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                                    4,682.5       4,645.7      4,402.5       4,413.0

Minority interest                                         123.8         107.8        104.2         108.2

Provisions for:
   Pensions and similar commitments                       786.1         744.6        754.8         720.6
   Deferred taxes                                         822.0         969.1        817.0         990.3
   Other                                                  853.8         923.4        891.2         989.3
                                                 --------------------------------------------------------
                                                        2,461.9       2,637.1      2,463.0       2,700.2
Non-current liabilities:
   Liabilities to credit institutions                   2,153.0       2,660.0      2,427.0       3,105.8
   Bond loan                                            1,072.2       1,102.0      1,064.8       1,127.6
                                                 --------------------------------------------------------
                                                        3,225.2       3,762.0      3,491.8       4,233.4
Current liabilities:
   Liabilities to credit institutions                     128.0         137.2        103.7         254.4

   Accounts payable                                     1,419.1       1,122.6      1,199.4       1,173.2

   Advances from customers                                602.4         632.7        512.1         571.3

   Other liabilities                                    2,072.7       1,813.9      2,407.9       1,972.9

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES             14,715.6      14,859.0     14,684.6      15,426.6
---------------------------------------------------------------------------------------------------------

Alfa Laval Special Finance AB             Interim report April 1 - June 30, 2004
                                                                     Page 15(15)



CHANGES IN CONSOLIDATED EQUITY

Amounts in SEK millions
----------------------------------------------------------------------------------------------------
                                         Jan 1 -         Jan 1 -          Jan 1 -         Jan 1 -
                                         June 30         June 30          Dec 31           Dec 31
                                           2004            2003            2003             2002
----------------------------------------------------------------------------------------------------
At the beginning of the period           4,402.5         4,413.0          4,413.0         3,628.9
New issue of shares                            -               -                -           819.0
Group contribution                             -               -           -613.4           -53.4
Translation difference                      16.7             1.4            -37.7          -189.7
Net income for the period                  263.3           231.3            640.6           208.2
                                   -----------------------------------------------------------------
At the end of the period                 4,682.5         4,645.7          4,402.5         4,413.0
----------------------------------------------------------------------------------------------------

The share capital of SEK 819,100,000 is divided into 8,191,000 shares at par value SEK 100.